Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

Transcription Lilium Film 3

Lilium Logo

TITLE:

Manufacturing

And Supply Chain

Hello, my name is Dirk Gebser, I am the responsible leader of the production organisation of Lilium. I have thirty years of industrial experience…

CAPTION:

Dirk Gebser

Chief Manufacturing Officer

…starting in BMW as test engineer for engines, and moved to Rolls Royce was responsible for manufacturing of all rotative parts, moved to Airbus where I led a composite aerostructure company, and finally had the pleasure to assemble the A380 aircraft and the A320 aircraft in Hamburg. Three and a half years ago I joined Lilium and from this one person in 2017 to to date, we have recruited manufacturing engineers, technicians, logistic experts and procurement experts into Lilium.

Our production organisation is managing all aspects of the industrial set up of an electric aircraft. We manage procurement, production and testing of components and the entire system. Three years before entering into service, we hired all of the key leaders we need to have: for example the Vice President of Procurement, he had an executive procurement position in Airbus. Our Head of Production was leading A320, three aircrafts a day production in Hamburg. Our Head of Quality: he was managing the quality of the most complex aircraft in the world, the A380. We have more people lined up as experts and as leaders, with a good mix of aerospace and automotive, also to consider automotive aspects and high-volume aspects for our future set up.

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So what is Lilium to do by its own, and what will we buy in from the supply chain? Everything that is requesting high integration, excessive testing, functionality of the aircraft - we will do by ourselves. Assembly of the energy system, the assembly of the propulsion system and of the entire aircraft and testing we will invest, and we have already recruited teams and the basic equipment. The components and the systems we will buy from approved big players in the first year supply chain of aerospace.

Right now, we are in the phase of prototyping so speed is everything. What we design today, we can produce tomorrow. We will commission our first manufacturing set up for assembly and testing 400 aircrafts a year. These 400 aircrafts a year will shape the blueprint for all future growth in manufacturing. For example, already in ‘25 - ‘26 we plan to install 1000 aircraft a year factory wherever the market goes. But the blueprint and the technology will be developed with manufacturing and our procurement and design onsite in Munich.

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